FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
5-1-02

For the month of May

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 21 May 2002

By: /s/ John Griffin
Authorised Signatory

Notification of Directors' Interests in Shares

BG Group Share Incentive Plan ('SIP') – Free Shares

On 20 May 2002, the following Executive Directors were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 304.95p per share under the terms of the SIP. As a result of these awards the individual interests in the ordinary share capital of BG Group plc have increased as shown.

	Ordinary Shares awarded on 20 May 2002	Revised beneficial interest in Ordinary 10p shares
Andrew Bonfield	**983**	**1,552**
Frank Chapman	**983**	**221,038**
William Friedrich	**983**	**212,396**

BG Group plc
21 May 2002

website **www.BG-Group.com**

INFORMATION

20 May 2002

BG AND BP AGREE MAJOR NORTH SEA ASSET EXCHANGE

BG Group and BP have signed an agreement involving the exchange of interests in several UKCS assets. The package includes producing fields, pre-sanction assets and exploration acreage. The exchange is subject to the usual DTI and co-venturer approvals, and completion is expected in the summer, with an economic effective date of 1 January 2002.

The agreement helps consolidate BG's UKCS asset base, and is believed by the company to be one of the largest asset exchanges in the recent history of the North Sea.

Under the arrangement, BG will acquire BP's entire interest in Elgin/Franklin (1.76% plus associated infrastructure), Neptune (18%), Atlantic (75%), plus a 14.7% interest in block 29/4d (Glenelg discovery), as well as exploration blocks 14/26b and 14/27a (both 41.67%), adjacent to Atlantic, and 29/4f (14.7%), near Glenelg. In exchange, BG will transfer to BP its entire interest in the Brae Area (7% average equity) and in exploration block 49/30a-N (50%), and will pay £21.5 million in cash.

Speaking today, Jon Wormley, BG Executive Vice President UK and Ireland, said:

"In concluding this complex and challenging transaction, BG and BP have achieved a formula that will greatly benefit both companies from a strategic as well as an operational viewpoint. It proves that determination, creative thinking and willingness to co-operate can lead to mutually advantageous swaps in the UKCS - even in mature basins."

"For BG, the swap brings considerable benefits and opportunities. We are consolidating our position in the BG-operated Neptune field, while increasing our interest in the Elgin and Franklin fields. We also gain further equity in the Glenelg field development, which is a satellite to Elgin/Franklin. The acquisition of Atlantic - which lies between the BG-operated Blake and our significant new "Buzzard" discovery – also means that, given the right investment climate, we have the opportunity of jointly operating an exciting new development in the Moray Firth."

Notes to Editors

BG will acquire from BP

- 1.76% of the Elgin/Franklin fields and infrastructure
- 18% of the Neptune gas field in the Southern North Sea
- 75% of the Atlantic discovery (Block 14/26a) in the Outer Moray Firth and 41.67% in Blocks 14/26b and 14/27a
- 14.7% of Blocks 29/4d (Glenelg discovery) and 29/4f

BP will acquire from BG

- 6.2% of East Brae and 7.7% of Brae South, Central, North and the Beinn field, located beneath Brae North
- 3.85% of the SAGE (Scottish Area Gas Evacuation) system which runs from the Beryl and East Brae platforms to the St Fergus terminal
- 1% of the Braemar discovery (in Blocks 16/3b and 16/3c)
- 50% of Block 49/30a-N near the Sean field in the Southern North Sea

BG Group's business is gas and oil exploration, and the development and supply of international gas markets. It is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it also operates the Blake, Armada and Easington Catchment Area fields. BG has interests in some 20 countries worldwide, including Bolivia, Kazakhstan, Egypt, India and Trinidad.

Enquiries

Media	Chris Carter	0118 929 2597
	Robin O'Kelly	0118 929 3186
Investor Relations	Chris Lloyd/Megan Watson/	
	Brian McCleery	0118 929 3025

Web: www.BG-Group.com